                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               BEMIS COMPANY, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                MISSOURI                                 43-0178130
--------------------------------------------------------------------------------
(State of incorporation or organization)     (I.R.S. Employer Identification No.


222 SOUTH NINTH STREET, SUITE 2300, MINNEAPOLIS, MINNESOTA               55402
--------------------------------------------------------------------------------
         (Address of principal executive offices)                     (Zip Code)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

     Securities Act registration statement file number to which this form relates: N/A (if applicable).
        -----



     Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                         Name of Each Exchange on which
      to be so Registered                         Each class is to be Registered
-------------------------------                   ------------------------------
PREFERRED SHARE PURCHASE RIGHTS                       NEW YORK STOCK EXCHANGE


     Securities to be registered pursuant to Section 12(g) of the Act:

                                     NONE

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

              On July 29, 1999, the Board of Directors of Bemis Company, Inc. (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, $.10 par value (the "Common Shares"), of the Company. The dividend is payable on August 23, 1999 (the "Record Date") to shareholders of record at the close of business on that date.

              Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share of Series A Junior Preferred Stock, $1 par value (the "Preferred Shares"), of the Company at a price of $120 per one two-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement"), dated as of July 29, 1999, between the Company and Norwest Bank Minnesota, National Association, as Rights Agent (the "Rights Agent").

              Initially, the Rights will attach to all certificates representing Common Shares then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares and a Distribution Date for the Rights will occur upon the earlier of:

              (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has, subject to certain exceptions, become the beneficial owner of 15% or more of the outstanding Common Shares), or

              (ii) the close of business on the fifteenth day following the commencement or public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming the beneficial owner of 15% or more of the outstanding Common Shares (or such later date as may be determined by the Board of Directors of the Company prior to a person or group of affiliated or associated persons becoming an Acquiring Person).

       Until the Distribution Date,

              (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Shares,

              (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference, and

              (iii) the surrender for transfer of any Common Share certificate, even without such notation or a copy of this Summary of Rights attached to it, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

              As promptly as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

              The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on August 23, 2009, unless extended or earlier redeemed or exchanged by the Company as described below.

              The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

              (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares,

              (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the then current market price of the Preferred Shares, or

              (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) above).

              The number of Preferred Shares issuable upon the exercise of a Right is also subject to adjustment in the event of a dividend on Common Shares payable in Common Shares, or a subdivision, combination or consolidation of the Common Shares.

              With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be issued (other than fractional shares which are integral multiples of one two-hundredth (subject to adjustment) of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) if in lieu of such issuance, a payment in cash is made based on the closing price (pro-rated for the fraction) of the Preferred Shares on the last trading date prior to the date of exercise.

              In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person

(which will thereafter be void), will have the right to receive upon exercise of the Right at the then current exercise price of the Right that number of Common Shares having a market value of two times the exercise price of the Right, subject to certain possible adjustments.

              In the event that, on or after the Distribution Date or within 15 days prior thereto, the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold on or after the Distribution Date or within 15 days prior to the Distribution Date in one or a series of related transactions, each holder of a Right (other than Rights which have become void under the terms of the Rights Agreement) will have the right to receive, upon exercise of the Right at the then current exercise price of the Right, that number of Common Shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the Right.

              In certain events specified in the Rights Agreement, the Company is permitted temporarily to suspend the exercisability of the Rights.

              At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights which have become void under the terms of the Rights Agreement), in whole or in part, for Common Shares or equivalent securities at an exchange ratio per Right equal to the result obtained by dividing the exercise price of a Right by the current per share market price of the Common Shares, subject to adjustment.

              At any time prior to the time that a person or group of affiliated or associated persons has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment (the "Redemption Price"), payable in cash. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Board of Directors and the Company shall not have any liability to any person as a result of the redemption or exchange of the Rights pursuant to the provisions of the Rights Agreement.

              The terms of the Rights may be amended by the Board of Directors of the Company, subject to certain limitations after the Distribution Date, without the consent of the holders of the Rights, including an amendment prior to the date a person or group of affiliated or associated persons becomes an Acquiring Person to lower the threshold for exercisability of the Rights from 15% to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons, or (ii) 10% (subject to certain exceptions).

              Until a Right is exercised, the holder of the Right, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

              A copy of the Rights Agreement (including all exhibits thereto) is attached to this Registration Statement as Exhibit 1 and is incorporated by reference herein. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.  EXHIBITS.

       1. Rights Agreement, dated as of July 29, 1999 between Bemis Company, Inc. and Norwest Bank Minnesota, National Association, as Rights Agent.

SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     MINNTECH CORPORATION


Date:  August 3, 1999                By: /s/ Scott W. Johnson
                                         ---------------------------------------
                                     Its: Senior Vice President, General Counsel
                                          and Secretary